SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-100)

Rule 13e-3 Transaction Statement Under Section 13(e)

of the Securities Exchange Act of 1934

CONTINENTAL RESOURCES, INC.

(Name of the Issuer)

Continental Resources, Inc.

Omega Acquisition, Inc.

Harold G. Hamm

Roger Clement

Deana Ann Cunningham

Harold Thomas Hamm

Hilary Honor Hamm

Jane Elizabeth Hamm Lerum

Shelly Glenn Lambertz

Jackson Alexander White

(and the affiliated entities listed on the following page)

(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

212015 10 1

(CUSIP Number of Class of Securities)

James R. Webb Senior Vice President, General Counsel, Chief Risk Officer and Secretary 20 N. Broadway Oklahoma City, Oklahoma 73102 (405) 234-9000	Omega Acquisition, Inc. c/o Debra Richards Hamm Capital LLC P.O. Box 1295 Oklahoma City, Oklahoma 73101 (405) 605-7788

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to:

David A. Katz Zachary S. Podolsky Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 (212) 403-1000	David P. Oelman Michael S. Telle Stephen M. Gill Vinson & Elkins L.L.P. 845 Texas Avenue, Suite 4700 Houston, Texas 77002 (713) 758-2222

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☒	A tender offer.
d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this Schedule 13E-3. Any representation to the contrary is a criminal offense.

ADDITIONAL FILERS

Name of Persons Filing Statement (1)

Transwestern Transports LLC

Harold G. Hamm Trust

2015 Shelly Glenn Lambertz Trust I

2015 Shelly Glenn Lambertz Trust II

Shelly Glenn Lambertz Succession Trust

2015 Harold Thomas Hamm Trust I

2015 Harold Thomas Hamm Trust II

Harold Thomas Hamm Succession Trust

2015 Deana Ann Cunningham Trust I

2015 Deana Ann Cunningham Trust II

Deana Ann Cunningham Succession Trust

2015 Hilary Honor Hamm Trust I

2015 Hilary Honor Hamm Trust II

Hilary Honor Hamm 2005 Irrevocable Trust

2015 Jane Hamm Lerum Trust I

2015 Jane Hamm Lerum Trust II

Jane Elizabeth Hamm 2005 Irrevocable Trust

(1)	The address and telephone number for the persons filing statement is Debra Richards, c/o Hamm Capital LLC, P.O. Box 1295, Oklahoma City, Oklahoma 73101 and (405) 605-7788.

INTRODUCTION

This Rule 13e-3 Transaction Statement on Schedule 13E-3, together with the attached exhibits and annexes (this “Schedule 13E-3”), is being filed by (i) Continental Resources, Inc., an Oklahoma corporation (the “Company”), the issuer of the common stock that is the subject of the Rule 13e-3 transaction described below, (ii) the persons listed on the cover of this Schedule 13E-3 and (iii) and the Additional Filers listed on the inside cover of this Schedule 13E-3.

This Schedule 13E-3 relates to the cash tender offer by Omega Acquisition, Inc., an Oklahoma corporation (the “Purchaser”), 100% of the capital stock of which is owned by Harold G. Hamm (the “Founder”), a natural person residing in the State of Oklahoma and an affiliate of the Company, to acquire all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”) of the Company: other than (i) Shares owned by the Founder, certain of the Founder’s family members and their affiliated entities (collectively, the “Founder Family Rollover Shareholders”); and (ii) Shares underlying unvested Company restricted stock awards (such Shares, together with the Shares referred to in clause (i), the “Rollover Shares” and the holders of such Rollover Shares, the “Rollover Shareholders”), for $74.28 per share (the “Offer Price”), in cash, without interest and subject to deduction for any required withholding taxes. The Offer (as defined below) is being made pursuant to the Agreement and Plan of Merger, dated as of October 16, 2022, (together with any amendments or supplements thereto, the “Merger Agreement”), between the Company and the Purchaser. The Merger Agreement provides, among other things, that promptly (and, in any event, within two business days) after the expiration of the Offer and subject to the terms and conditions of the Merger Agreement, the Purchaser will accept for payment and pay for, or cause to be paid for, all Shares validly tendered and not withdrawn pursuant to the Offer (the time at which Shares may be first accepted for payment under the Offer, the “Acceptance Time”). Immediately prior to the Acceptance Time, Founder will contribute 100% of the capital stock of the Purchaser to the Company, as a result of which the Purchaser will become a wholly-owned subsidiary of the Company. As soon as practicable following the Acceptance Time and subject to the terms and conditions set forth in the Merger Agreement, the Purchaser will merge with and into the Company (the “Merger”), with the Company surviving the Merger wholly-owned by the Founder Family Rollover Shareholders (the “Surviving Corporation”). As a result of the Merger, the Company will cease to be listed on the New York Stock Exchange and will subsequently be deregistered under the Exchange Act. The Merger will be governed by Section 1081.H of the General Corporation Act of the State of Oklahoma (the “OGCA”), under which no shareholder vote is required to consummate the Merger. The terms of the Offer, and the conditions to which it is subject, are set forth in the Tender Offer Statement filed by the Purchaser on October 24, 2022 (as amended or supplemented from time to time, the “Schedule TO”), which contain as exhibits an Offer to Purchase dated October 24, 2022 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal”), which Letter of Transmittal, together with the Offer to Purchase, as each of them may be amended or supplemented from time to time, constitutes the “Offer”.

Contemporaneously with the execution and delivery of the Merger Agreement, the Company and the Founder Family Rollover Shareholders entered into a Non-Tender and Support Agreement, dated October 16, 2022 (the “Support Agreement”) with the Purchaser pursuant to which each Founder Family Rollover Shareholder agreed, among other things, not to tender any of the Shares beneficially owned by such person in the Offer. As of the date of this Schedule 13E-3, the Founder Family Rollover Shareholders own, in the aggregate, approximately 83% of the outstanding Shares.

Contemporaneously with the execution and delivery of the Merger Agreement, the Founder entered into a limited guarantee in favor of the Company, dated October 16, 2022 (the “Limited Guarantee”) with respect to certain obligations of the Purchaser under the Merger Agreement, including, under certain circumstances, a guarantee of payment for up to $274 million of the Purchaser’s obligations to consummate the Offer and the Merger, provided, that the Company may only enforce such guarantee in connection with the consummation of the Offer and the Merger.

In response to the Offer, the Company filed a Solicitation/Recommendation Statement on Schedule 14D-9 on October 24, 2022 (together with any exhibits and annexes, the “Schedule 14D-9”). The information contained in the Schedule 14D-9 and the Offer to Purchase, including all schedules, annexes and exhibits, copies of which are attached as exhibits to this Schedule 13E-3, is expressly incorporated by reference to the extent such information is required in response to the items of this Schedule 13E-3, and is supplemented by the information specifically provided herein. The responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Schedule 14D-9 and the Offer to Purchase. All information contained in this Schedule 13E-3 concerning the Company and the Purchaser has been provided by such person and not by any other person. All capitalized terms used in this Schedule 13E-3 without definition have the meanings ascribed to them in the Schedule 14D-9.

ITEM 1.	SUMMARY TERM SHEET.

The information set forth in the Offer to Purchase under the heading “Summary Term Sheet” is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

(a)    Name and Address

The information set forth in the Schedule 14D-9 under the heading “Item 1. Subject Company Information—Name and Address” is incorporated herein by reference.

(b)    Securities

The information set forth in the Schedule 14D-9 under the heading “Item 1. Subject Company Information—Securities” is incorporated herein by reference.

(c)    Trading Market and Price

The information set forth in the Offer to Purchase under the heading “The Offer—Section 6. Price Range of Shares; Dividends” is incorporated herein by reference.

(d)    Dividends

The information set forth in the Offer to Purchase under the heading “The Offer—Section 6. Price Range of Shares; Dividends” is incorporated herein by reference.

(e)    Prior Public Offerings

Not applicable.

(f)    Prior Stock Purchases

Except as set forth below, (i) none of the Founder Family Group nor any of their respective affiliates have purchased any Shares during the past two years and (ii) other than in the case of (A) the Purchaser, the Merger Agreement and the Support Agreement, (B) the Founder, the Support Agreement and the Limited Guarantee and (C) the other Founder Family Rollover Shareholders and the Support Agreement, none of the Founder Family Group nor any of their respective affiliates have executed any transaction with respect to the Shares during the past sixty days. The Founder Family Group consists of the Purchaser, the Founder Family Rollover Shareholders and Roger Clement, a natural person residing in the State of Oklahoma who serves as co-trustee of certain trusts that are Founder Family Rollover Shareholders.

The following table sets forth information about Shares purchased by the Founder during the past two years.

	Amount of Securities Purchased	Range of Prices Paid	Average Price Paid Per Share
Quarter ended June 2022	—	$—	$—
Quarter ended March 2022	336,844	$58.01 – 60.00	$59.27
Quarter ended December 2021	475,520	$42.46 – 48.79	$44.70
Quarter ended September 2021	261,709	$40.87 – 42.60	$41.99
Quarter ended June 2021	346,486	$33.69 – 37.29	$36.07
Quarter ended March 2021	—	$—	$—
Quarter ended December 2020	—	$—	$—
Quarter ended September 2020	4,582,758	$12.35 – 18.60	$16.73

In addition to the Share purchases set forth in the table above, on February 10, 2022, certain affiliated entities of the Founder Family Rollover Shareholders each repaid a note having an original principal amount of $700 million, plus accrued interest thereon (the “Note Repayment”), that was issued by the Founder in 2015, through the delivery to the Harold G. Hamm Trust of 13,912,204 Shares. As a result of the Note Repayment, the Harold G. Hamm Trust received 69,561,020 Shares in repayment of all such notes. Accordingly, the Founder paid an average price of $55.00 per Share, which includes any accrued interest thereon, in the Note Repayment purchase.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a)    Name and Address

The filing person is the subject company. The information set forth in the Schedule 14D-9 under the headings “Item 2. Identity and Background of Filing Person—Name and Address,” “Item 2. Identity and Background of Filing Person—Business and Background of the Company’s Directors and Executive Officers” and “Annex A—Directors and Executive Officers of Company” is incorporated herein by reference.

The information set forth in (i) the Schedule 14D-9 under the heading “Item 2. Identity and Background of Filing Person—Business and Background of the Founder Family Group” and (ii) the Offer to Purchase under the headings “The Offer—Section 9. Certain Information Concerning the Founder Family Group,” “Schedule I—Directors and Executive Officers of the Purchaser” and “Schedule I – Founder and the Founder Family Group” is incorporated herein by reference.

(b)    Business and Background of Entities

The information set forth in (i) the Schedule 14D-9 under the heading “Item 2. Identity and Background of Filing Person—Business and Background of the Founder Family Group” and (ii) the Offer to Purchase under the headings “The Offer—Section 9. Certain Information Concerning the Founder Family Group,” “Schedule I – Directors and Executive Officers of the Purchaser,” “Schedule I – Founder and the Founder Family Group” and “The Offer—Section 11. Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

(c)    Business and Background of Natural Persons

The information set forth in the Schedule 14D-9 under the headings “Item 2. Identity and Background of Filing Person—Business and Background of the Company’s Directors and Executive Officers” and “Annex A—Directors and Executive Officers of Company” is incorporated herein by reference. The information set forth in the Offer to Purchase under the heading “The Offer—Section 11. Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

The information set forth in (i) the Schedule 14D-9 under the heading “Item 2. Identity and Background of Filing Person—Business and Background of the Founder Family Group” and (ii) the Offer to Purchase under the headings “The Offer—Section 9. Certain Information Concerning the Founder Family Group,” “Schedule I—Directors and Executive Officers of the Purchaser” and “Schedule I – Founder and the Founder Family Group” is incorporated herein by reference.

ITEM 4.	TERMS OF THE TRANSACTION.

(a)    Material Terms

(1)(i) The information set forth in the Schedule 14D-9 under the heading “Item 2. Identity and Background of Filing Person—Tender Offer and Merger” is incorporated herein by reference. The information set forth in the Offer to Purchase under the headings “Summary Term Sheet” and “The Offer—Section 1. Terms of the Offer” is incorporated herein by reference.

(1)(ii) The information set forth in the Schedule 14D-9 under the heading “Item 2. Identity and Background of Filing Person—Tender Offer and Merger” is incorporated herein by reference. The information set forth in the Offer to Purchase under the heading “Summary Term Sheet” is incorporated herein by reference.

(1)(iii) The information set forth in the Schedule 14D-9 under the heading “Item 2. Identity and Background of Filing Person—Tender Offer and Merger” is incorporated herein by reference. The information set forth in the Offer to Purchase under the headings “Summary Term Sheet” and “The Offer—Section 1. Terms of the Offer” is incorporated herein by reference.

(1)(iv) The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “The Offer—Section 1. Terms of the Offer” and “The Offer—Section 16. The Merger Agreement—The Offer” is incorporated herein by reference.

(1)(v) The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “The Offer—Section 1. Terms of the Offer” and “The Offer—Section 16. The Merger Agreement—Extensions of the Offer” is incorporated herein by reference.

(1)(vi) The information set forth in the Offer to Purchase under the headings “Summary Term Sheet” and “The Offer—Section 4. Withdrawal Rights” is incorporated herein by reference.

(1)(vii) The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “The Offer—Section 3. Procedures for Tendering Shares” and “The Offer—Section 4. Withdrawal Rights” is incorporated herein by reference.

(1)(viii) The information set forth in the Offer to Purchase under the headings “Summary Term Sheet” and “The Offer—Section 2. Acceptance for Payment and Payment for Shares” is incorporated herein by reference.

(1)(ix) Not applicable.

(1)(x) The information set forth in the Offer to Purchase under the heading “The Offer—Section 15. Purpose of the Offer; Plans for the Company; Effects of the Offer; Shareholder Approval; Appraisal Rights” is incorporated herein by reference.

(1)(xi) Not applicable.

(1)(xii) The information set forth in the Offer to Purchase under the heading “The Offer—Section 5. Certain U.S. Federal Income Tax Consequences” is incorporated herein by reference.

(2)(i) The information set forth in the Schedule 14D-9 under the heading “Item 2. Identity and Background of Filing Person—Tender Offer and Merger” is incorporated herein by reference. The information set forth in the Offer to Purchase under the headings “Summary Term Sheet” and “The Offer—Section 16. The Merger Agreement” is incorporated herein by reference.

(2)(ii) The information set forth in the Schedule 14D-9 under the heading “Item 2. Identity and Background of Filing Person—Tender Offer and Merger” is incorporated herein by reference. The information set forth in the Offer to Purchase under the heading “Summary Term Sheet” is incorporated herein by reference.

(2)(iii) The information set forth in the Schedule 14D-9 under the heading “Item 4. The Solicitation or Recommendation – Reasons for the Offer and the Merger; Recommendation of the Special Committee; Recommendation of the Company Board; Fairness of the Offer and the Merger” is incorporated herein by reference. The information set forth in the Offer to Purchase under the headings “Summary Term Sheet” and “The Offer—Section 15. Purpose of the Offer; Plans for the Company; Effects of the Offer; Shareholder Approval; Appraisal Rights” is incorporated herein by reference.

(2)(iv) The information set forth in the Schedule 14D-9 under the heading “Item 8. Additional Information—Shareholder Approval of the Merger Not Required” is incorporated herein by reference. The information set forth in the Offer to Purchase under the headings “Summary Term Sheet” and “The Offer—Section 15. Purpose of the Offer; Plans for the Company; Effects of the Offer; Shareholder Approval; Appraisal Rights” is incorporated herein by reference.

(2)(v) The information set forth in the Offer to Purchase under the heading “The Offer—Section 15. Purpose of the Offer; Plans for the Company; Effects of the Offer; Shareholder Approval; Appraisal Rights” is incorporated herein by reference.

(2)(vi) Not applicable.

(2)(vii) The information set forth in the Offer to Purchase under the heading “The Offer—Section 5. Certain U.S. Federal Income Tax Consequences” is incorporated herein by reference.

(c)    Different Terms

The information set forth in the Schedule 14D-9 under the heading “Item 3. Past Contacts, Transactions, Negotiations and Agreements” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “The Offer—Section 10. Interests of Certain Persons in the Offer and Merger” and “The Offer—Section 12. Related Party Transactions” is incorporated herein by reference.

(d)    Appraisal Rights

The information set forth in the Schedule 14D-9 under the headings “Item 8. Additional Information—Appraisal Rights” and “Annex C – Section 1091 of the General Corporation Act of the State of Oklahoma” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “The Offer—Section 15. Purpose of the Offer; Plans for the Company; Effects of the Offer; Shareholder Approval; Appraisal Rights” and “Schedule II—General Corporation Act of Oklahoma Section 1091 Appraisal Rights” is incorporated herein by reference.

(e)    Provisions for Unaffiliated Security Holders

The filing person has not made any provision in connection with the transaction to grant unaffiliated security holders access to the corporate files of the filing person or to obtain counsel or appraisal services at the expense of the filing person.

(f)    Eligibility for Listing or Trading

Not applicable.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a)    Transactions

The information set forth in the Schedule 14D-9 under the heading “Item 3. Past Contacts, Transactions, Negotiations and Agreements” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “The Offer—Section 10. Interests of Certain Persons in the Offer and Merger,” and “The Offer—Section 12. Related Party Transactions” is incorporated herein by reference.

(b) - (c) Significant Corporate Events; Negotiations or Contacts

The information set forth in the Schedule 14D-9 under the headings “Item 3. Past Contacts, Transactions, Negotiations and Agreements,” “Item 4. The Solicitation or Recommendation—Background of the Offer and the Merger” and “Item 4. The Solicitation or Recommendation—Reasons for the Offer and the Merger; Recommendation of the Special Committee; Recommendation of the Company Board; Fairness of the Offer and the Merger” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “The Offer—Section 11. Transactions and Arrangements Concerning the Shares,” “The Offer—Section 12. Related Party Transactions” and “The Offer—Section 14. Background of the Offer; Contacts with the Company” is incorporated herein by reference.

(e)    Agreements Involving the Subject Company’s Securities

The information set forth in the Schedule 14D-9 under the headings “Item 2. Identity and Background of Filing Person—Tender Offer and Merger” and “Item 3. Past Contacts, Transactions, Negotiations and Agreements” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “The Offer—Section 11. Transactions and Arrangements Concerning the Shares,” “The Offer—Section 12. Related Party Transactions” and “The Offer—Section 16. The Merger Agreement” is incorporated herein by reference.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(b)    Use of Securities Acquired

The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “The Offer—Section 7. Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing; Registration under the Exchange Act; Margin Regulations,” “The Offer—Section 15. Purpose of the Offer; Plans for the Company; Effects of the Offer; Shareholder Approval; Appraisal Rights” and “The Offer—Section 16. The Merger Agreement” is incorporated herein by reference.

(c)(1)-(8) Plans

The information set forth in the Schedule 14D-9 under the heading “Item 7. Purposes of the Transaction and Plans or Proposals” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “The Offer—Section 7. Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing; Registration under the Exchange Act; Margin Regulations” and “The Offer—Section 15. Purpose of the Offer; Plans for the Company; Effects of the Offer; Shareholder Approval; Appraisal Rights” is incorporated herein by reference.

ITEM 7.	PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

(a)    Purposes

The information set forth in the Schedule 14D-9 under the headings “Item 4. The Solicitation or Recommendation—Background of the Offer and the Merger,” “Item 4. The Solicitation or Recommendation—Reasons for the Offer and the Merger; Recommendation of the Special Committee; Recommendation of the Company Board; Fairness of the Offer and the Merger” and “Item 7. Purposes of the Transaction and Plans or Proposals” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “The Offer—Section 14. Background of the Offer; Contacts with the Company” and “The Offer—Section 15. Purpose of the Offer; Plans for the Company; Effects of the Offer; Shareholder Approval; Appraisal Rights” is incorporated herein by reference.

(b)    Alternatives

The information set forth in the Schedule 14D-9 under the headings “Item 4. The Solicitation or Recommendation—Background of the Offer and the Merger” and “Item 4. The Solicitation or Recommendation—Reasons for the Offer and the Merger; Recommendation of the Special Committee; Recommendation of the Company Board; Fairness of the Offer and the Merger” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the heading “The Offer—Section 14. Background of the Offer; Contacts with the Company” is incorporated herein by reference.

(c)    Reasons

The information set forth in the Schedule 14D-9 under the headings “Item 4. The Solicitation or Recommendation—Background of the Offer and the Merger” and “Item 4. The Solicitation or Recommendation—Reasons for the Offer and the Merger; Recommendation of the Special Committee; Recommendation of the Company Board; Fairness of the Offer and the Merger” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “The Offer—Section 14. Background of the Offer; Contacts with the Company” and “The Offer—Section 15. Purpose of the Offer; Plans for the Company; Effects of the Offer; Shareholder Approval; Appraisal Rights” is incorporated herein by reference.

(d)    Effects

The information set forth in the Schedule 14D-9 under the headings “Item 4. The Solicitation or Recommendation—Background of the Offer and the Merger,” “Item 4. The Solicitation or Recommendation—Reasons for the Offer and the Merger; Recommendation of the Special Committee; Recommendation of the Company Board; Fairness of the Offer and the Merger,” “Item 5. Persons/Assets, Retained, Employed, Compensated or Used” and “Item 8. Additional Information” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “The Offer—Section 5. Certain U.S. Federal Income Tax Consequences,” “The Offer—Section 7. Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing; Registration under the Exchange Act; Margin Regulations,” “The Offer—Section 15. Purpose of the Offer; Plans for the Company; Effects of the Offer; Shareholder Approval; Appraisal Rights” and “The Offer—Section 16. The Merger Agreement—Company RS Awards” is incorporated herein by reference.

ITEM 8.	FAIRNESS OF THE TRANSACTION.

(a)    Fairness

The information set forth in the Schedule 14D-9 under the heading “Item 4. The Solicitation or Recommendation—Reasons for the Offer and the Merger; Recommendation of the Special Committee; Recommendation of the Company Board; Fairness of the Offer and the Merger” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the heading “Special Factors—Section 1. Position of the Purchaser Regarding Fairness of the Transaction” is incorporated herein by reference.

(b)    Factors Considered in Determining Fairness

The information set forth in the Schedule 14D-9 under the headings “Item 4. The Solicitation or Recommendation—Reasons for the Offer and the Merger; Recommendation of the Special Committee; Recommendation of the Company Board; Fairness of the Offer and the Merger,” “Item 4. The Solicitation or Recommendation—Opinion of the Special Committee’s Financial Advisor,” “Item 4. The Solicitation or Recommendation – Company Management’s Unaudited Prospective Financial Information,” and “Annex B—Opinion of Evercore Group L.L.C.” and the information set forth in Exhibit (c)(1) attached hereto is incorporated herein by reference.

The information set forth in the Offer to Purchase under the heading “Special Factors—Section 1. Position of the Purchaser Regarding Fairness of the Transaction” is incorporated herein by reference.

(c)    Approval of Security Holders

The information set forth in the Schedule 14D-9 under the headings “Item 2. Identity and Background of Filing Person—Tender Offer and Merger,” “Item 4. The Solicitation or Recommendation—Reasons for the Offer and the Merger; Recommendation of the Special Committee; Recommendation of the Company Board; Fairness of the Offer and the Merger” and “Item 8. Additional Information—Shareholder Approval of the Merger Not Required” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “The Offer—Section 1. Terms of the Offer” and “The Offer—Section 16. The Merger Agreement” is incorporated herein by reference.

(d)    Unaffiliated Representative

The information set forth in the Schedule 14D-9 under the heading “Item 4. The Solicitation or Recommendation—Reasons for the Offer and the Merger; Recommendation of the Special Committee; Recommendation of the Company Board; Fairness of the Offer and the Merger” is incorporated herein by reference. An unaffiliated representative was not retained to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the transaction or preparing a report concerning the fairness of the transaction.

(e)    Approval of Directors

The information set forth in the Schedule 14D-9 under the headings “Item 4. The Solicitation or Recommendation—Recommendation of the Special Committee and the Board of Directors,” “Item 4. The Solicitation or Recommendation—Background of the Offer and the Merger” and “Item 4. The Solicitation or Recommendation—Reasons for the Offer and the Merger; Recommendation of the Special Committee; Recommendation of the Company Board; Fairness of the Offer and the Merger” is incorporated herein by reference.

(f)    Other Offers

Not Applicable.

ITEM 9.	REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

(a)-(b) Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal

The information set forth in “Annex B—Opinion of Evercore Group L.L.C.” attached to the Schedule 14D-9 and in the Schedule 14D-9 under the headings “Item 4. The Solicitation or Recommendation—Background of the Offer and the Merger,” “Item 4. The Solicitation or Recommendation—Reasons for the Offer and the Merger; Recommendation of the Special Committee; Recommendation of the Company Board; Fairness of the Offer and the Merger,” “Item 5. Persons/Assets, Retained, Employed, Compensated or Used” and the information set forth in this Schedule 13E-3 as Exhibits (c)(1) – (c)(2)(J) attached hereto is incorporated herein by reference. Evercore Group L.L.C. has consented to the inclusion of its opinion and discussion materials in their entirety as Exhibits (c)(1) – (c)(2)(J) to this Schedule 13E-3.

The information in the Offer to Purchase under the heading “Special Factors – Section 2—Material Prepared by the Purchaser’s Financial Advisor” and the information set forth in this Schedule 13E-3 as Exhibits (c)(3)(A) – (c)(3)(D) attached hereto is incorporated herein by reference. Intrepid Partners L.L.C. has consented to the inclusion of its discussion materials in their entirety as Exhibits (c)(3)(A) – (c)(3)(D) to this Schedule 13E-3.

(c)    Availability of Documents

The reports, opinions or appraisals referenced in this Item 9 are available for inspection and copying at the Company’s principal executive offices located at 20 N. Broadway, Oklahoma City, Oklahoma 73102, during regular business hours, by any interested shareholder of the Company or a representative of such interested shareholder who has been so designated in writing by such interested shareholder and at the expense of the requesting security holder.

ITEM 10.	SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

(a)-(b) Source of Funds; Conditions

The information set forth in the Offer to Purchase under the heading “The Offer—Section 13. Source and Amount of Funds” is incorporated herein by reference.

(c)    Expenses

The information set forth in the Schedule 14D-9 under the heading “Item 5. Persons/Assets, Retained, Employed, Compensated or Used” is incorporated herein by reference. The information set forth in the Offer to Purchase under the heading “The Offer—Section 20. Fees and Expenses” is incorporated herein by reference.

(d)    Borrowed Funds

The information set forth in the Offer to Purchase under the heading “The Offer—Item 13. Source and Amount of Funds” is incorporated herein by reference.

ITEM 11.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a)    Securities Ownership

The information set forth in Schedule 14D-9 under the heading “Item 3. Past Contacts, Transactions, Negotiations and Agreements” is incorporated herein by reference. The information set forth in the Offer to Purchase under the headings “The Offer—Section 11. Transactions and Arrangements Concerning the Shares,” “The Offer—Section 12. Related Party Transactions” and “Schedule I—Security Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference.

(b)    Securities Transactions

The information set forth in Schedule 14D-9 under the headings “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of the Company” and “Item 6. Interest in Securities of the Subject Company” is incorporated herein by reference. The information set forth in the Offer to Purchase under the heading “The Offer—Section 11. Transactions and Arrangements Concerning the Shares” and “Schedule I—Security Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference.

ITEM 12.	THE SOLICITATION OR RECOMMENDATION.

(d)    Intent to Tender or Vote in a Going-Private Transaction

The information set forth in the Schedule 14D-9 under the heading “Item 4. The Solicitation or Recommendation—Intent to Tender” is incorporated herein by reference. The information set forth in the Offer to Purchase under the heading “The Offer—Section 11. Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

(e)    Recommendations of Others

The information set forth in the Schedule 14D-9 under the headings “Item 4. The Solicitation or Recommendation—Recommendation of the Special Committee and the Board of Directors” and “Item 4. The Solicitation or Recommendation—Reasons for the Offer and the Merger; Recommendation of the Special Committee; Recommendation of the Company Board; Fairness of the Offer and the Merger” is incorporated herein by reference. The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Introduction” and “Special Factors—Section 1. Position of the Purchaser Regarding Fairness of the Transaction” is incorporated herein by reference.

ITEM 13.	FINANCIAL STATEMENTS.

(a)    Financial Information

The audited financial statements of the Company as of and for the fiscal years ended December 31, 2020 and December 31, 2021 are incorporated herein by reference to “Part II—Item 8. Financial Statements and Supplementary Data” of the Company’s Annual Report on Form 10-K for the fiscal year December 31, 2021, filed with the Securities and Exchange Commission (the “SEC”) on February 14, 2022.

The unaudited consolidated financial statements of the Company for the six months ended June 30, 2022 filed in the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2022, filed with the SEC on July 28, 2022, including the section in the Form 10-Q titled “Item 1. Financial Statements” are incorporated herein by reference.

The information set forth in the Offer to Purchase under the heading “The Offer—Section 8. Certain Information Concerning the Company—Financial Information” is incorporated herein by reference.

(b) Pro Forma Information

Not applicable.

ITEM 14.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a)-(b) Solicitations or Recommendations; Employees and Corporate Assets

The information set forth in the Schedule 14D-9 under the heading “Item 5. Persons/Assets, Retained, Employed, Compensated or Used” is incorporated herein by reference. The information set forth in the Offer to Purchase under the heading “The Offer—Section 20. Fees and Expenses” with respect to the persons employed or retained by the Purchaser is incorporated herein by reference.

ITEM 15.	ADDITIONAL INFORMATION.

(b) Golden Parachute Payments

Not applicable.

(c) Other Material Information

The information set forth in the Schedule 14D-9 under the heading “Item 8. Additional Information” is incorporated herein by reference.

ITEM 16.	EXHIBITS.

The following exhibits are filed herewith:

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase dated October 24, 2022 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO filed by Continental Resources, Inc. and Omega Acquisition, Inc. with the Securities and Exchange Commission on October 24, 2022 (the “Schedule TO”)).

(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9) (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO).

(a)(1)(C)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO).

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(iv) to the Schedule TO).

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(v) to the Schedule TO).

Exhibit No.	Description

(a)(1)(F)	Summary Advertisement as published in The Wall Street Journal on October 24, 2022 (incorporated by reference to Exhibit (a)(1)(vi) to the Schedule TO).

(a)(2)(A)	Solicitation/Recommendation Statement on Schedule 14D-9 (incorporated by reference to the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on October 24, 2022 (the “Schedule 14D-9”)).

(a)(5)(A)	Press Release issued by Continental Resources, Inc. on October 17, 2022 (incorporated by reference to Exhibit 99.1 to Continental Resources, Inc.’s Current Report on Form 8-K (Commission File No. 001-32886) filed October 17, 2022).

(a)(5)(B)	Press Release issued by Continental Resources, Inc. on October 24, 2022 (incorporated by reference to Exhibit (a)(5)(i) to the Schedule TO).

(b)	Not applicable.

(c)(1)	Opinion of Evercore Group L.L.C., dated October 16, 2022 (incorporated by reference to Annex B to the Schedule 14D-9).

(c)(2)(A)*	Discussion Materials Prepared for the Special Committee of the Board of Directors of the Company, dated July 25, 2022, from Evercore Group L.L.C.

(c)(2)(B)*	Supplemental Discussion Materials Prepared for the Special Committee of the Board of Directors of the Company, dated July 28, 2022, from Evercore Group L.L.C.

(c)(2)(C)*	Discussion Materials Prepared for the Special Committee of the Board of Directors of the Company, dated August 3, 2022, from Evercore Group L.L.C.

(c)(2)(D)*	Supplemental Discussion Materials Prepared for the Special Committee of the Board of Directors of the Company, dated August 12, 2022, from Evercore Group L.L.C.

(c)(2)(E)*	Supplemental Discussion Materials Prepared for the Special Committee of the Board of Directors of the Company, dated September 2, 2022, from Evercore Group L.L.C.

(c)(2)(F)*	Supplemental Discussion Materials Prepared for the Special Committee of the Board of Directors of the Company, dated September 15, 2022, from Evercore Group L.L.C.

(c)(2)(G)*	Supplemental Discussion Materials Prepared for the Special Committee of the Board of Directors of the Company, dated September 18, 2022, from Evercore Group L.L.C.

(c)(2)(H)*	Supplemental Discussion Materials Prepared for the Special Committee of the Board of Directors of Continental Resources, Inc., dated October 6, 2022, from Evercore Group L.L.C.

(c)(2)(I)*	Supplemental Shareholder Profile Update Prepared for the Special Committee of the Board of Directors of Continental Resources, Inc., dated October 7, 2022, from Evercore Group L.L.C.

(c)(2)(J)*	Discussion Materials Prepared for the Special Committee of the Board of Directors of the Company, dated October 16, 2022, from Evercore Group L.L.C.

(c)(3)(A)*	Discussion Materials, dated July 8, 2022, to the Founder from Intrepid Partners, LLC.

(c)(3)(B)*	Discussion Materials, dated September 13, 2022, to the Founder from Intrepid Partners, LLC.

(c)(3)(C)*	Discussion Materials, dated September 14, 2022, to the Founder from Intrepid Partners, LLC.

(c)(3)(D)*	Discussion Materials, dated September 23, 2022, to the Founder from Intrepid Partners, LLC.

(d)(1)	Agreement and Plan of Merger, dated as of October 16, 2022, by and between Continental Resources, Inc. and Omega Acquisition, Inc. (incorporated by reference to Exhibit 2.1 to Continental Resources, Inc.’s Current Report on Form 8-K (Commission File No. 001-32886) filed October 17, 2022).

Exhibit No.	Description

(d)(2)	Non-Tender and Support Agreement, dated as of October 16, 2022, by and among Continental Resources, Inc., Omega Acquisition, Inc., Harold G. Hamm, certain of Hamm’s family members and their affiliated entities (incorporated by reference to Exhibit 10.1 to Continental Resources, Inc.’s Current Report on Form 8-K (Commission File No. 001-32886) filed October 17, 2022).

(d)(3)	Limited Guarantee, dated as of October 16, 2022, by and between Continental Resources, Inc. and Harold G. Hamm (incorporated by reference to Exhibit 10.2 to Continental Resources, Inc.’s Current Report on Form 8-K (Commission File No. 001-32886) filed October 17, 2022).

(d)(4)**	Continental Resources, Inc. 2022 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 to Continental Resources, Inc.’s Current Report on Form 8-K (Commission File No. 001-32886) filed May 19, 2022).

(d)(5)**	Form of Employee Restricted Stock Award Agreement under the Continental Resources, Inc. 2022 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.2 to Continental Resources, Inc.’s Current Report on Form 8-K (Commission File No. 001-32886) filed May 19, 2022).

(d)(6)**	Form of Non-Employee Director Restricted Stock Award Agreement under the Continental Resources, Inc. 2022 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.3 to Continental Resources, Inc.’s Current Report on Form 8-K (Commission File No. 001-32886) filed May 19, 2022).

(d)(7)**	Amended and Restated Continental Resources, Inc. 2013 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 to Continental Resources, Inc.’s Form 10-Q for the quarter ended March 31, 2019 (Commission File No. 001-32886) filed April 29, 2019).

(d)(8)**	First Amendment to the Amended and Restated Continental Resources, Inc. 2013 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.10 to Continental Resources, Inc.’s Form 10-K for the year ended December 31, 2019 (Commission File No. 001-32886) filed February 26, 2020).

(d)(9)**	Amended and Restated Form of Employee Restricted Stock Award Agreement under the Continental Resources, Inc. 2013 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.2 to Continental Resources, Inc.’s Form 10-Q for the quarter ended March 31, 2019 (Commission File No. 001-32886) filed April 29, 2019).

(d)(10)**	Amended and Restated Form of Non-Employee Director Restricted Stock Award Agreement under the Continental Resources, Inc. 2013 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.3 to Continental Resources, Inc.’s Form 10-Q for the quarter ended March 31, 2019 (Commission File No. 001-32886) filed April 29, 2019).

(d)(11)	Registration Rights Agreement dated as of May 18, 2007 among Continental Resources, Inc., the Revocable Inter Vivos Trust of Harold G. Hamm, the Harold Hamm DST Trust and the Harold Hamm HJ Trust (incorporated by reference to Exhibit 4.1 to Continental Resources, Inc.’s Form 10-Q for the quarter ended March 31, 2017 (Commission File No. 001-32886) filed May 3, 2017).

(d)(12)	Registration Rights Agreement dated as of August 13, 2012 among Continental Resources, Inc., the Revocable Inter Vivos Trust of Harold G. Hamm and Jeffrey B. Hume (incorporated by reference to Exhibit 4.6 to Continental Resources, Inc.’s Form 10-K for the year ended December 31, 2017 (Commission File No. File No. 001-32886) filed February 21, 2018).

Exhibit No.	Description

(d)(13)	Shareholders’ Agreement, dated February 7, 2022, by and among the Harold G. Hamm Family (incorporated by reference to Exhibit 2 to Amendment No. 9 to Schedule 13D/A (Commission File No. 005-82887) filed by Harold G. Hamm on February 9, 2022).

(d)(14)	Dividend and Dissolution Agreement, dated February 7, 2022, by and among the Founder and the Founder Family Rollover Shareholders (incorporated by reference to Exhibit 1 to Amendment No. 9 to Schedule 13D/A (Commission File No. 005-82887) filed by Harold G. Hamm on February 9, 2022).

(d)(15)	Revolving Credit Agreement dated October 29, 2021 among Continental Resources, Inc., as borrower, and its subsidiaries Banner Pipeline Company, L.L.C., CLR Asset Holdings, LLC and The Mineral Resources Company, as guarantors, MUFG Union Bank, N.A., as Administrative Agent, MUFG Union Bank, N.A., BofA Securities, Inc. Mizuho Bank, Ltd., TD Securities (USA) LLC, U.S. Bank National Association, Royal Bank of Canada, Wells Fargo Securities, LLC, and Truist Securities, Inc. as Joint Lead Arrangers and Joint Bookrunners and the other lenders named therein (incorporated by reference to Exhibit 10.1 to Continental Resources, Inc.’s Current Report on Form 8-K (Commission File No. 001-32886) filed November 3, 2021).

(d)(16)	Amendment No. 1 and Agreement dated August 24, 2022 among Continental Resources, Inc., as borrower, and its subsidiaries Banner Pipeline Company, L.L.C., CLR Asset Holdings, LLC, The Mineral Resources Company, Continental Innovations LLC, SCS1 Holdings LLC, Jagged Peak Energy LLC and Parsley SoDe Water LLC, as guarantors, MUFG Bank, Ltd. (as successor to MUFG Union Bank, N.A.), as Administrative Agent, the lenders party thereto and the Issuing Banks (incorporated by reference to Exhibit (d)(16) to the Schedule TO).

(d)(17)	Conformed version of Third Amended and Restated Certificate of Incorporation of Continental Resources, Inc. as amended by amendments filed on June 15, 2015 and May 21, 2020 (incorporated by reference to Exhibit 3.1 to Continental Resources, Inc.’s Form 10-Q for the quarter ended June 30, 2020 (Commission File No. 001-32886) filed August 3, 2020).

(d)(18)	Third Amended and Restated Bylaws of Continental Resources, Inc. (incorporated by reference to Exhibit 3.2 to Continental Resources, Inc.’s Form 10-K for the year ended December 31, 2017 (Commission File No. 001-32886) filed February 21, 2018).

(f)	Section 1091 of the General Corporation Act of Oklahoma (incorporated by reference to Annex C to the Schedule 14D-9).

(g)	Not applicable.

107*	Filing Fee Table.

*	Filed herewith
**	Indicates a management contract or any compensatory plan, contract or arrangement.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13E-3 is true, complete and correct.

Dated: October 24, 2022

OMEGA ACQUISITION, INC.

By:	/s/ Harold G. Hamm
Name: Harold G. Hamm
Title: President

TRANSWESTERN TRANSPORTS LLC

By:	/s/ Harold G. Hamm
Name: Harold G. Hamm
Title: Member

HAROLD G. HAMM TRUST

By:	/s/ Harold G. Hamm
Harold G. Hamm, Trustee

By:	/s/ Harold G. Hamm
Harold G. Hamm, individually

*	/s/ Debra Richards
Debra Richards, Attorney-in-Fact

By:	*
Roger Clement, individually

By:	*
Jane Elizabeth Hamm Lerum, individually

By:	*
Hilary Honor Hamm, individually

By:	*
Shelly Glenn Lambertz, individually

By:	*
Harold Thomas Hamm, individually

By:	*
Deana Ann Cunningham, individually

By:	*
Jackson Alexander White, individually

JANE ELIZABETH HAMM 2005 IRREVOCABLE TRUST

By:	*
Roger Clement, Trustee

HILARY HONOR HAMM 2005 IRREVOCABLE TRUST

By:	*
Roger Clement, Trustee

2015 JANE HAMM LERUM TRUST I

By:	*
Jane Elizabeth Hamm Lerum, Trustee

By:	*
Roger Clement, Trustee

2015 JANE HAMM LERUM TRUST I

By:	*
Jane Elizabeth Hamm Lerum, Trustee

By:	*
Roger Clement, Trustee

2015 JANE HAMM LERUM TRUST II

By:	*
Jane Elizabeth Hamm Lerum, Trustee

By:	*
Roger Clement, Trustee

2015 HILARY HONOR HAMM TRUST I

By:	*
Hilary Honor Hamm, Trustee

By:	*
Roger Clement, Trustee

2015 HILARY HONOR HAMM TRUST II

By:	*
Hilary Honor Hamm, Trustee

By:	*
Roger Clement, Trustee

SHELLY GLENN LAMBERTZ SUCCESSION TRUST

By:	*
Shelly Glenn Lambertz, Trustee

2015 SHELLY GLENN LAMBERTZ TRUST I

By:	*
Shelly Glenn Lambertz, Trustee

By:	*
Roger Clement, Trustee

2015 SHELLY GLENN LAMBERTZ TRUST II

By:	*
Shelly Glenn Lambertz, Trustee

By:	*
Roger Clement, Trustee

HAROLD THOMAS HAMM SUCCESSION TRUST

By:	*
Harold Thomas Hamm, Trustee

2015 HAROLD THOMAS HAMM TRUST I

By:	*
Harold Thomas Hamm, Trustee

By:	*
Roger Clement, Trustee

2015 HAROLD THOMAS HAMM TRUST II

By:	*
Harold Thomas Hamm, Trustee

By:	*
Roger Clement, Trustee

DEANA ANN CUNNINGHAM SUCCESSION TRUST

By:	*
Deana Ann Cunningham, Trustee

2015 DEANA ANN CUNNINGHAM TRUST I

By:	*
Deana Ann Cunningham, Trustee

By:	*
Roger Clement, Trustee

2015 DEANA ANN CUNNINGHAM TRUST II

By:	*
Deana Ann Cunningham, Trustee

By:	*
Roger Clement, Trustee